Exhibit G
Carlisle Property Management Agreement

CARLISLE RESIDENTIAL PROPERTIES
MANAGEMENT AGREEMENT

THIS MANAGEMENT AGREEMENT (the "Agreement") is made and entered into as of **October 1, 2020** by and between _____**DeRosa Capital 11**_ ("Owner"), with a mailing address of 354 South Broad Street Trenton, New Jersey 08608and **Brantley Properties, Inc. (d/b/a Carlisle Residential Properties),** ("Management Company"), with a mailing address of 826 N. Elm St, Suite 200, Greensboro, NC 27401.

WHEREAS, Owner holds title to that certain property located in **Winston-Salem, NC,** and commonly known as **The Residences at Diamond Ridge**, containing **336** units (the "Property"); and

WHEREAS, Owner desires to retain Management Company to act as its independent consultant and contractor to provide rental and management services to Owner for the Property, and Management Company is willing to perform such services for the account of the Owner on the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the premises and of the mutual promises, covenants, and agreements hereinafter set forth, Owner hereby appoints Management Company and Management Company hereby accepts appointment by Owner as sole and exclusive rental and management agent for the Property, upon the following terms and conditions:

1. DEFINITIONS

1.1.   Annual Budget is defined in Article 6.

1.2.   Authorized Expenditure means any expenditure by Management Company that is (a) within the scope of the Annual Budget then in effect; (b) not within the Annual Budget but that is permitted by this Agreement (such as a Resident Refund, Emergency expenditure or permitted variance); or (c) otherwise authorized by Owner in accordance with this Agreement.

1.3.   Emergency is defined in Section 2.2.8.

1.4.   Initial Term is defined in Section 7.1.

1.5.   Gross Rental Receipts as used herein means to the extent actually collected in cash by Owner or by Manager from tenants of the Property (without duplication) (i) all fixed rents, (ii) additional rents, (iii) tenant reimbursements for utilities (gas, electric, water and sewer); (iv) parking rents or fees or any other receipts from the rental of parking spaces or the operation of any parking garage which may constitute a part of the Property, if any, (v) security deposits forfeited in accordance applicable law, (vi) video (cable), data (internet), local or long-distance services (voice) fees, (vii) receipts and other income from or on account of vending machines and other concessions located at the Property and (viii) laundry income *but excluding* (i) any income from investment of cash, (ii) except as provided above, security deposits, (iii) payments in the nature of indemnification or compensation for loss, damage or liability sustained, including but not limited to insurance proceeds and condemnation awards, (iv) all purchase discounts, rental and ad valorem tax refunds and (v) any sums which, under normal accounting practice, are attributable to capital, including but not limited to the following: (A) interest payable on operating and other Property accounts; (B) all sales and excise taxes and similar taxes collected as direct taxes payable to taxing authorities; (C) proceeds of insurance except for rent or business interruption insurance proceeds paid to Owner for loss of rents (which shall be considered part of the Gross Rental Receipts); (D) proceeds of sales, transfers, assignments, financings, re-financings, and other dispositions or encumbrances of all or a portion of the Property; condemnation awards or payments in lieu thereof; (E) any allowance or compensation for any free rent or other concessions; (F) sums collected through litigation for other than nonpayment of rent; security deposits prior to forfeiture thereof; (G) capital improvements; (H) proceeds from sale of interests or assets; (I) fees paid to Manager and interest earned on funds from time to time on deposits; and (J) other similar nonrecurring items. Further, any refund paid by Manager to any tenant in any month shall be deducted from payments received by Manager from tenants in such month prior to determining the gross income for such month and the Management Fee for such month shall be reduced accordingly.

1.6.   <u>Owner</u> means **Justin Fraser** located at 354 South Broad St. Trenton, NJ 08608. Whenever this Agreement requires or allows Management Company to provide information or notification to Owner, or requires Management Company to obtain Owner's consent or authorization for any purpose, Management Company is entitled to provide such information or notification to Justin Fraser alone and to rely on Justin Fraser's consent and authorization alone, and Management Company shall have no obligation to investigate or verify the authority of Justin Fraser to act on behalf of Owner.

1.7.   The Property has the meaning set forth in the recitals, but is known as, **The Residences at Diamond Ridge** consisting of **336** multi-family apartment units, with the address of **730 Anson Street SE, Winston-Salem, NC 27103**. A legal description of the Land, which is a component of the Property, is included as <u>Exhibit A</u> attached hereto.

1.8.   <u>Property Employees</u> is defined in Section 2.2.3.1.

1.9.   <u>Rental Agency Account</u> is defined in Section 5.2.

1.10.   <u>Resident Refunds</u> shall mean amounts due to residents after moving out of their housing units as specified in their residency agreement, including without limitation any security deposit refund.

1.11.   <u>Standard Contract</u> means any contract binding Owner or Management Company with respect to the Property or its operations which has the following characteristics: the term is no longer than two (2) years.

2. APPOINTMENT AND DUTIES OF MANAGEMENT COMPANY

2.1.   <u>Appointment</u>. Owner hereby appoints and engages Management Company and Management Company hereby accepts appointment on the terms and conditions hereinafter provided to rent, lease, operate, and manage the Property on Owner's behalf.

2.2.   <u>Duties</u>. Without limiting the generality of the foregoing and in addition to the obligations of Management Company set forth elsewhere herein, Management Company shall perform the duties and provide the services described below in a commercially reasonable manner.

    2.2.1.   Rental.

        2.2.1.1.   The Management Company will show the premises to prospective tenants.

        2.2.1.2.   The Management Company will take and process applications for rentals.

        2.2.1.3.   The Management Company will prepare all dwelling leases and execute same in the name of Owner. Dwelling leases will be in a form approved by Owner, but individual dwelling leases need not be submitted for the approval of Owner. Owner and Owner's lenders will have full access to originals and copies of all individual leases. Owner hereby authorizes the Management Company to utilize electronic leases to perform the functions detailed in this Section 2.2.1.

        2.2.1.4.   The Management Company will prepare all assignments or renewals of leases and will execute same in its name, identified thereon as an agent of Owner.

        2.2.1.5.   The Management Company will furnish a rent roll as well as other requested financials to Owner as requested. The owner will have access to Yardi software.

        2.2.1.6.   The Management Company will collect, deposit, and disburse security deposits, if required, in accordance with the terms of each tenant's lease. The amount of each security deposit will be established by the Management Company. Security deposits will be deposited by the Management Company, separate from all other accounts and funds, with an FDIC insured depository institution. This account will be carried in the Management Company's name and designated of record as "Security Deposit Account".

        2.2.1.7.   <u>Marketing</u>. The Management Company will carry out commercially reasonable marketing activities, including advertising and other promotional activities.

2.2.1.8. The Management Company shall set rental amounts in a commercially reasonable manner and remain apprised of current rental values of commercially similar properties.

2.2.2. <u>Collection of Rents, Charges and Other Receipts.</u>   The Management Company will use commercially reasonable efforts to collect when due all rents, charges, and other amounts receivable on the Owner's account in connection with the management and operation of the Property. Such receipts, except for tenants' security deposits, will be deposited on a regular basis by a representative of the Property in the Rental Agency Account, defined in Paragraph 5.2.

2.2.3. <u>Personnel</u>.

2.2.3.1. <u>Employees.</u>   The Management Company will investigate, hire, train, supervise and discharge the personnel necessary to maintain and operate the Property including, without limitation, an on-site property manager ("Property staff"). All necessary and appropriate training and training-related costs for the Property Staff may be paid in accordance with the Annual Budget. The Management Company acknowledges that Owner will at all times require an on-site property manager. All such personnel shall in every instance be agents or employees of the Management Company and not of Owner, provided that Owner shall have the right to approve the compensation of the Management Company's personnel for which the Management Company has the right to be reimbursed hereunder. The Management Company has the right to be reimbursed for payroll costs including, without limitation, employee salaries, employee benefits and payroll taxes, to the extent set forth in the approved Annual Budget. Owner shall have no right to supervise or direct such agents or employees. The Management Company assumes all responsibility for timely compliance with all applicable laws regarding such employees, including but not limited to FLSA, OSHA, Federal withholding tax laws, FICA and Federal and State unemployment insurance laws, and, if any violations of such laws occur, any resulting costs, fines or penalties shall be paid by the Management Company without reimbursement by Owner.

2.2.3.2. <u>Compensation.</u>   Subject to the restrictions imposed by the Annual Budget, Management Company shall set the salaries and fringe benefits of all Property Employees, including but not limited to all bonuses, moving costs and severance pay.

2.2.3.3. <u>Insurance.</u> Management Company shall provide insurance to cover all Property Employees in accordance with the requirements of all applicable laws and of the regulatory agencies having jurisdiction with respect thereto.

2.2.4. <u>Maintenance and Repair.</u>

2.2.4.1. Commercially reasonable attention will be given to preventive maintenance, and to the greatest extent feasible, the services of regular maintenance employees will be used.

2.2.4.2. As may be necessary, the Management Company will contract with qualified independent contractors for maintenance and extraordinary repairs beyond the capability of regular maintenance employees.

2.2.4.3. The Management Company will systematically and promptly receive and investigate all service requests from tenants, take such action as may be commercially reasonable and will keep records of same. Emergency requests when received, will be serviced as promptly as practical.

2.2.4.4. The Management Company is authorized to purchase all material, equipment, tools, appliances, supplies and services necessary for proper maintenance and repairs subject to limitations imposed herein.

2.2.4.5. Notwithstanding any of the foregoing provisions, the prior approval of the Owner will be required for any non-budgeted expenditure which exceeds Two Thousand Five Hundred Dollars ($2,500) in any one instance for labor, materials, or otherwise in connection with the maintenance of the Property, except monthly or recurring expenses within the limits of the operating budget or emergency actions involving manifest danger to persons or property or required to avoid suspension of any necessary service to the Property, as provided for in Paragraph 2.2.8.

2.2.5. Utilities and Services. In accordance with this Agreement and the operating budget, the Management Company will make arrangements for water, electricity, gas, trash disposal, vermin extermination, window cleaning, decorating, and laundry facilities. Subject to Section 4.I, the Management Company will make such contracts as may be necessary to secure such utilities and services.

2.2.6. Fidelity Bond. A fidelity bond in such an amount as required by a lender to the Property, but not less than One Hundred Thousand Dollars ($100,000), for the protection of the Owner from loss from dishonest acts of the Management Company or its employees will be maintained.

2.2.7. Legal Compliance. In performance of its obligations under this Agreement, Management Company will comply with the provisions of any federal, state or local laws prohibiting discrimination in housing on the grounds of race, color, creed or national origin.

2.2.8. Emergencies. In the event that any circumstance shall occur which Management Company in good faith judges to be an emergency threatening the safety of any person or the structural integrity of the Property (an "Emergency"), then

Management Company shall take such action and cause such things to be done as Management Company reasonably and in good faith believes necessary to ameliorate the Emergency (including the expenditure of funds in excess of those approved in the Annual Budget). Management Company shall inform Owner of any and all Emergencies as soon as practicable.

2.2.9. <u>Litigation</u>. Management Company shall institute any necessary or desirable legal actions or proceedings to collect charges or other income of the Property or to evict or dispossess non-paying or legally undesirable persons in possession, or exercise right to cancel or terminate or sue for damages under any agreement relating to the operation of the Property, other than this Agreement. Management Company shall not initiate any legal action not described in the foregoing sentence without Owner's written approval and specification of settlement parameters. After receiving Owner's written approval to institute such legal action, and with respect to any legal action described in the first sentence of this Section 2.2.9, Management Company is entitled to make all decisions and direct the course of such legal action, including settlement decisions. Except for litigation described in the first sentence of this paragraph, Management Company shall use only counsel reasonably approved by Owner and shall direct counsel to supply Owner with a copy of all pleadings relating to such litigation. Owner shall pay all necessary and appropriate filing and legal fees and expenses with respect to such litigation, and may access the Rental Agency Account to pay such fees and expenses, even if such fees and expenses are not contemplated by the Annual Budget.

2.2.10. <u>Compliance with Government Rules and Regulations.</u> The Management Company will take such actions as may be necessary to comply promptly with any and all governmental orders or other requirements affecting the Project, whether imposed by federal, state, county, or municipal authority, subject however to the limitation stated in Paragraph 2.2.4 with respect to repairs. Nevertheless, the Management Company will take no such action so long as the Owner is contesting, or has affirmed its intention to contest any such order or requirement, except as it may be required to do so, so that Management Company, its employees or agents, are not in violation of such orders or regulations. The Management Company will notify the Owner of all notices of such orders or other requirements, within ten (10) days from the time of their receipt.

2.2.11. <u>Taxes and Assessments</u>. Management Company shall obtain bills for real estate and personal property taxes, improvement assessments and other like charges that are, or may become, liens against the Property and recommend to Owner payment thereof or appeal therefrom. Management Company annually shall review and submit all real estate and personal property taxes and all assessments affecting the property to Owner and shall file all personal property tax returns on behalf of Owner.

2.2.12. <u>Inventories and Supplies</u>. Management Company shall purchase such expendable items as are necessary to operate the Property and shall pay for such supplies out of the Rental Agency Account.

2.2.13. <u>Related Party Transaction</u>. In order to properly perform the services required by this Agreement, Management Company is authorized to engage any entity that is an affiliate of Management Company, provided that the compensation paid for the services shall be competitive with nonaffiliated entities providing the same or similar services and that such engagement is fully disclosed to Owner at Owner's request.

2.2.14. <u>Other Duties and Actions.</u> Management Company may perform such additional duties and take such additional actions as it may deem necessary for the efficient operation of the Property.

2.3. <u>Disbursement by the Management Company</u>. Management Company shall have the power and authority to authorize and make disbursements on behalf of the Property and Owner necessary to carry out the duties of Management Company as described herein, all of which will be Authorized Expenditures, including but not limited to the power and authority to pay all operating expenses of the Property, such as expenses of Property Employees, the collection of fees and charges, management, operation, maintenance, insurance related costs, Management Company's fees, and reimbursable expenses; provided that, in all cases other than an Emergency and other than for permitted variations in the Annual Budget as provided below in this Section 2.3, any such disbursement or expenditure is in accordance with the Annual Budget. In an Emergency, Management Company is authorized to make expenditures that are not within the Annual Budget as set forth and subject to Section 2.2.8, which shall be deemed Authorized Expenditures and do not require prior approval by Owner; provided, however, that Management Company shall promptly advise Owner of any such expenditures. Except for Emergency expenditures, Management Company shall obtain Owner's prior written approval for any disbursement or expenditure that will result in a variance in an amount equal to or greater than fifteen percent (15%) of the Annual Budget, any disbursement or expenditure that will result in a variance in an amount less than fifteen percent (15%) of the Annual Budget is an Authorized Expenditure.

2.4. <u>Force Majeure.</u> In the event Management Company should be prevented from performing any of its obligations under this Agreement by operation of force majeure, any order or law, rule or regulation of federal, state, or local governmental authority, or the failure or refusal of Owner to authorize expenditures necessary for the performance of such obligations (including the failure of Owner to maintain sufficient funds in the Rental Agency Account), then while so prevented, such obligations shall be suspended until such cause is no longer operating. The term force majeure shall include, but not be limited to, acts of God, war, terrorism, insurrection, earthquakes, floods, mudslides, fires, willful misconduct or criminal acts by parties not employed by or affiliated with Management Company, inability to procure or general

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shortage of labor, equipment, facilities, materials or supplies in the open market, strikes, lockouts, or accidents to building or machinery.

2.5.   Disclaimer. Owner acknowledges that Management Company does not make any representations or warranties as to the financial performance or results of operations of the Property during the term of this Agreement, and that the financial performance and results of operations of the Property depend in large part on factors beyond Management Company's control, including, without limitation, competition in the marketplace, quality of construction, Owner's ability and willingness to fund marketing, advertising, and capital expenditures, and the condition of the national, state, and local economies.

3.   REPORTS

3.1.   Reports. The Management Company shall maintain full and complete books of accounts with entries of all receipts and expenditures for the account of the Owner, which books shall be the property of the owner and shall be made available to inspection by the owner, its partners and authorized employees and agents upon request. Manager shall supply a weekly report including rent roll, MTD collections and delinquency, and aged payables. On or before the Fifteenth (15th) day of each calendar month during the term of this Agreement: Manager shall deliver to the Owner the following:

 (i)   A profit and loss statements showing the results of the operations of the Property for the preceding calendar month and for the fiscal year to date;
 (ii)   A balance sheet for the Property as of the end of the preceding calendar month;
 (iii)   A budget vs. actual variance report
 (iv)   A trial balance
 (v)   A trailing 12 month profit and loss
 (vi)   A detailed general ledger
 (vii)   A current rent roll
 (viii)   An executive summary which includes, among other things, a marketing and leasing summary and projects in process.
 (ix)   Any other statement for the Property reasonably requested by Owner or Owner's lender.

3.2.   Processes. The Management Company will generally prepare bills and collect receivables, process accounts payable and payrolls, prepare sales and use tax returns and perform basic bookkeeping tasks. The Management Company will control cash, write and sign checks and prepare financial statements and analyses.

4.   CONTRACTS

4.1.   Contract Authority. Management Company shall not execute any contract which will obligate Owner or the Property without the prior written consent of Owner, unless the contract is a Standard Contract. Management Company shall use reasonable efforts to negotiate provisions allowing Owner to cancel all contracts upon no more than ninety (90) days' notice; provided, however, Owner recognizes that some contracts, such as those for cable television, solid waste, removal, and elevator service are typically for fixed terms of more than ninety (90) days. Owner's approval is not required for the Management Company to enter into Standard Contracts. Management Company shall have no obligation to obtain more than one proposal hereunder.

5. ACCOUNTS

5.1. <u>Accounting Basis</u>. Account for the Property shall be on an accrual basis.

5.2. <u>Accounts.</u> Management Company shall establish and maintain one or more accounts in the name of the Property (herein referred to collectively as the "Rental Agency Account") with an FDIC insured depository institution, and shall have deposited therein all funds received from the operation of the Property. The expenses of the operation of the Property, including the Management Fee and reimbursements to Management Company under Article 8, shall be paid from the Rental Agency Account. Notwithstanding the foregoing, Management Company is authorized to transfer funds from the Rental Agency Account to one or more interest-bearing accounts in order to generate interest on the Property's funds, and to transfer funds from the interest-bearing account to the Rental Agency Account, as necessary to pay expenses as described herein. There shall be no commingling of funds received from the operation of the Property and the Rental Agency Account with funds of the Management Company and its accounts, or those of its affiliates.

5.3. <u>Disbursement from Rental Agency Account.</u>

    5.3.1. From funds collected and deposited by the Management Company in the Rental Agency Account pursuant to Section 2.2.2 above, the Management Company will make the following disbursements promptly when payable, in the order set fo1th below;

        5.3.1.1. <u>Management Company.</u> The compensation and reimbursement payable to the Management Company pursuant to Paragraph 8.1 hereof.

        5.3.1.2. <u>Vendors.</u> All sums due and payable by the Owner as costs, expenses, charges, and fees paid as Property expenses authorized to be incurred by the Management Company on behalf of the Owner under the terms and provisions of this Agreement, including, without limitation, any and all office supplies and equipment expenses, advertising and promotion expenses, bank service charges, maintenance and repair costs and expenses, utility and ancillary services expenses, insurance premiums, court costs, attorney's fees and expenses, accountants fees and expenses, off-site bookkeeping, clerical, and management overhead expenses, including, but not limited to, costs of office supplies and equipment, postage, telephone service, and transportation for management personnel.

5.3.1.3. <u>Mortgage Payment.</u> The single aggregate payment required to be made monthly by the Owner to the Mortgagee, including, without limitation, the amounts due under the mortgage for principal amortization, interest, mortgage insurance premium, required replacement reserves, taxes, and fire and other hazard insurance premiums.

5.3.2. In the event that the balance in the Rental Agency Account is at any time insufficient to pay disbursements due and payable under Paragraph 5.3.1 in the order set forth herein, the Management Company will so advise the Owner and Owner will then remit to the Management Company sufficient funds to cover the deficiency. In no event will the Management Company be required to use its own funds to pay such disbursements.

6. BUDGETING

6.1. <u>Annual Budget.</u> Management Company shall submit an annual operating budget for the Property to the Owner by each November 15 for the following fiscal year. If Owner does not provide any written objection by January 15 of the next calendar year, then the submitted budget is deemed to be approved (each, an "Annual Budget").

7. TERM

7.1. <u>Initial Term</u>. The initial term of this Agreement shall commence as of the date hereof **October 9, 2020** and shall continue for one year (the "Initial Term"), unless automatically extended as provided in Section 7.2 below or earlier terminated or modified by either party as otherwise specifically described in Section 7.3 below.

7.2. <u>Automatic Renewal.</u> In the absence of an earlier termination or modification and in the event either party does not notify the other of non-renewal at least thirty (30) days prior to the end of the then term, this Agreement shall automatically renew after the Initial Term on a month to month basis.

7.3. <u>Termination</u>. This Agreement may be terminated as follows:

7.3.1. <u>By Agreement</u>. By written agreement of the parties.

7.3.2. <u>By Management Company</u>. Except as set forth in this Section 7.3.2, Management Company may terminate this Agreement for cause upon thirty (30) days prior notice of termination and the reason for the termination, during which time Owner may cure the failure and, if timely cured, this Agreement shall not be terminated, <u>provided</u>, however, that in the event of a default described in clause (b) or (c) below, Management Company may terminate this Agreement immediately upon written notice to Owner. In the event any default, other than those described in clause (b) and (c) below, cannot reasonably be cured within such ninety (90) day period, Owner shall have such longer period of time as is reasonably necessary to cure such default so long Owner promptly commences and diligently prosecutes the cure of such default to completion. The Management Company may also terminate its obligations to manage the Property without cause at any time upon not less than ninety (90) days prior written notice to Owner. "Cause" means any one or more of the following: (a) Owner's failure to perform its obligations under this Agreement; (b) Owner's failure to provide, in accordance with the Annual Budget, adequate cash funds for expenses incurred in managing and operating the Property; (c) Owner's failure to maintain the insurance coverage described in Article 9; (d) Management Company determines Owner's instructions or actions constitute a violation of law; (e) Owner's filing a voluntary petition for bankruptcy, relief from creditors or other protection of the bankruptcy court; (f) Owner's adjudication of insolvency; or (g) the filing of an involuntary petition to have Owner declared bankrupt or insolvent, which petition is not discharged within ninety (90) days after its filing.

    7.3.3 <u>By Owner</u>. In connection with the provision of management services and duties by the Management Company and pursuant to this Agreement, Owner may at any time, and in its sole discretion, give notice to the Management Company to terminate the Agreement, provided such notification is given with a thirty (30) day notice period.

7.4.   <u>Cooperation Following Expiration or Termination.</u> Upon the expiration or earlier termination of this Agreement, Management Company shall peaceably vacate and surrender the Property to Owner (or Owner's designee), shall cooperate fully with Owner in effecting an orderly transition of the business of the Property and surrender to Owner the keys, all indicia of possession, all resident records, all resident contracts and, subject to the terms of this Agreement, all other records maintained in connection with the operation of the Property. Owner shall pay Management Company all amounts owing and due Management Company within fifteen (15) days after the last day of service. Each party shall, after the expiration or termination hereof, make any information pertaining directly to this Agreement reasonably available to the requesting party if needed for any purpose related to litigation, tax, licensing, or other legal compliance purpose.

7.5.   <u>Liquidated Damages.</u> If this Agreement is terminated by Management Company for cause under Section 7.3.2., then Owner will pay Management Company, as estimated liquidated damages and not as a penalty, an amount equal to (i) the average monthly management fee paid to Management Company, determined by reference to the three months immediately preceding the month of termination, and any past due management fees.). The liquidated damages set forth herein shall be Management Company's sole and exclusive remedy.

8. OWNER OBLIGATIONS AND COMPENSATION OF THE MANAGEMENT COMPANY

8.1.   <u>Management Fee and Capital Expenditures Fee.</u> The Owner shall pay Management Company as compensation for the services rendered by Management Company hereunder, contemporaneously with the submission of the monthly report heretofore provided, the following:

8.1.1. A monthly property management fee equal to **Three percent (3 %)** of Gross Rental Receipts received during the preceding month.

8.1.2. A supervision fee for renovations, expansion, restoration, reconstruction, or any other capital construction, when the cost of same for any one item or occurrence exceeds $10,000.00, equal to **five percent (5%)** of the cost of such construction and the owner requests the Management Company to execute such project..

8.1.3. A monthly reimbursement payment equal to all compensation, including payroll and all benefits, insurance, and management expenses, paid by Management Company during the preceding month to all on-site management and maintenance employees of Management Company, and all local, state, and federal taxes and assessments paid by Management Company during the preceding month, incident to the employment of such personnel, including, but not limited to, Social Security taxes, unemployment insurance, and workman's compensation insurance.

8.2. <u>Owner Required to Advance Funds.</u> In the event the balance in the Rental Agency Account is at any time insufficient to pay disbursements due and payable, including Management Fees, Authorized Expenditures, and Resident Refunds, under this Agreement, Owner shall, immediately upon notice, remit to Management Company sufficient funds to cover the deficiency.

8.3. <u>Working Capital.</u> Owner shall provide the funds necessary to supply the Property with working capital, and from time to time thereafter advance, upon the reasonable request of Management Company, certain additional funds necessary to maintain working capital at levels reasonably necessary to satisfy the needs of the Property as its operation may from time to time require. Working capital so advanced shall remain the property of Owner throughout the term of this Agreement. Upon termination, Owner shall retain any of its unused working capital. The parties agree that the initial amount of working capital shall be an amount equal to the aggregate expenses for two (2) months of Property operations as set forth in the Annual Budget.

8.4. <u>Limitation upon Obligations.</u> In the event that performance of any of Management Company's obligations requiring expenditure of Owner's funds or Owner's assistance or cooperation hereunder shall be impeded by reason of unavailability of such funds or lack of Owner's assistance or cooperation, then Management Company's performance of such obligations shall be excused to the extent so impeded and until such funds become available or until Owner's assistance or cooperation is obtained. Management Company's obligations also shall be excused to the extent performance would be contrary to instructions of Owner.

8.5. <u>Office and Facilities.</u> Owner shall make available reasonably suitable office space and other facilities on the Property for the use of Management Company in providing services at the Property, including but not limited to, services pursuant to this Agreement.

9. INSURANCE; WAIVER OF SUBROGATION; INDEMNITY

9.1.   The Owner's Coverages.   The Owner shall inform the Management Company of insurance to be carried with respect to the Property and its operations, and the Management Company shall cause such insurance to be placed and kept in effect with Owner's approval at all times; provided, however, that the Owner retains the duty to insure that all required insurance is obtained.   All insurance shall be placed with such companies, on such conditions, in such amounts, and with such beneficial interests appearing thereon as shall be acceptable to the Owner provided that the same will include public liability coverage and other coverages required by this Agreement with the Management Company designated as one of the insured, in amounts acceptable to the Management Company as well as the Owner. The Management Company shall investigate and furnish the Owner with full reports as to all accidents, claims, and potential claims for damages relating to the Property, and shall cooperate with the Owner's insurers in connection therewith. The cost of insurance provided for in this Paragraph 9.1 shall be provided for in the Annual Budget.

9.2.   The Management Company's Coverages. Management Company shall maintain in full force and effect during the term hereof, and any extension hereof, the following insurance coverages (and Owner shall be named as an additional insured under such policies):

9.2.1.   Professional liability and commercial general liability insurance insuring Owner with respect to activities occurring on, in, or about the Property against liability for personal injury or death or loss with coverage in an amount not less than One Million Dollars ($1,000,000) combined single limit per occurrence for personal injury with a self-insured retention not to exceed $1,000,000, together with so-called "umbrella" or "excess liability" coverage having a shared limit among all properties managed by Management Company of not less than Five Million Dollars ($5,000,000);

9.2.2.   Comprehensive automobile liability insurance protecting Management Company against liability for injuries to persons and property arising from operation of Management Company's vehicles, whether owned or non-owned, on or about the Property with coverage in an amount not less than One Million Dollars ($1,000,000) combined single limit for bodily injury and property damage liability for any one accident. This insurance may be combined with the comprehensive/commercial general liability insurance for a combined total limit of not less than One Million Dollars ($1,000,000);

9.2.3.   Crime policy (or equivalent coverage) for Management Company's employees in an amount not less than Three Hundred Thousand Dollars ($300,000);

9.2.4.   Umbrella workers' compensation and employers' liability insurance in scope of coverage and amounts prescribed by applicable laws or jurisdictions or otherwise deemed appropriate by Owner covering Management Company's employees.

9.3.   Certificates of Insurance. Management Company and Owner shall provide to each other and, upon request, Owner's mortgagee for the Property certificates of insurance for each policy or policies of insurance, or any replacements or renewals thereof, evidencing the coverages described above, including additional insured endorsements as appropriate. In no event, unless prohibited by the insurance carrier, shall the notice of cancellation or termination of any such policy be less than thirty (30) days to all named and additional insureds.

9.4.   Waiver of Subrogation. Owner and Management Company hereby each waive any and all right of recovery against each other for any injury, loss or damage to any building, structure or other tangible property, whether due to negligence of any other insured cause, if such injury, loss or damage is caused by any of the perils covered by a first-party insurance policy benefiting the party suffering such injury, loss or damage, or if such injury loss or damage was required to be covered by insurance pursuant to this Agreement; provided, however, this Section 9.4 shall be inapplicable if it would have the effect, but only to the extent it would have the effect, of invalidating any insurance coverage of Owner or Management Company. Each party further agrees that its sole source of reimbursement for any such injury, loss or damages to the building, structure or other tangible property shall be the insurance proceeds of the insurance policies to be provided hereunder, and that the other party shall not be liable for any damage or loss in excess of such insurance coverage.

9.5.   Indemnity.

9.5.1.   By Owner. Subject to Section 9.6, Owner agrees to defend, indemnify and hold Management Company harmless from any and all damages, claims, suits or costs (including reasonable, actual attorney's fees), whether for injury to person or property or otherwise, suffered or sustained by, or asserted against, arising out of Management Company's management of the Property and the performance of its duties under this Agreement, whether such claims or suits are filed for damages incurred before or after the termination of this Agreement, unless caused by the Management Company's gross negligence or willful misconduct. Management Company shall not be liable to Owner for any act or omission committed by Management Company in a good faith effort to fulfill its duties under this Agreement, except as expressly provided by Section 9.5.2. All costs and expenses incurred by Management Company in connection with any matter to which Management Company is entitled to be indemnified pursuant to this Section 9.5.1, if any, shall be borne by Owner and shall be treated as Authorized Expenditures.

9.5.2.   By Management Company. Subject to Section 9.6, Management Company shall indemnify, defend and hold Owner harmless from and against any and all damages, claims, suits or costs (including reasonable, actual attorney's fees), whether for injury to person or property or otherwise suffered or sustained by, or asserted against, Owner by reason of any act or omission constituting gross negligence or willful misconduct perpetrated by or on the part of Management Company's officers, employees, agents or representatives. All costs and expenses incurred by Management Company under this Section 9.5.2 shall be borne by Management Company and shall not be treated as Authorized Expenditures.

9.5.3. <u>Survival</u>. The provisions of this Section 9.5 shall survive the termination of this Agreement. The limitations of Section 9.4 above shall apply to this Section 9.5 only with respect to claims arising under this Section 9.5 that are not excluded from coverage the insurance policies carried by the indemnifying party.

9.6. <u>Limitation of Liability.</u> The indemnity set forth in this Article shall extend only to direct damages arising from the acts or omissions triggering the indemnity obligations, and shall not extend to any indirect, consequential, or special damages. Furthermore, Management Company's liability under each claim arising under Section 9.5.2 shall be limited to an amount equal to one (1) year's Management Fees, provided, however, that such limitation shall not apply in the event of claims arising from the gross negligence or willful misconduct of Management Company's officers.

9.7. <u>Indemnity Procedure</u>. The parties hereto each agree that none of them will voluntarily pay any claim that may be asserted by a third party against such party (referred to as the "Indemnified Party" for purposes of this Section 9.7) and which the Indemnified Party asserts is an indemnifiable claim pursuant to Section 9.5 without first providing timely written notice of such claim to the other party(ies) hereto from whom indemnity is sought (referred to as the "Indemnifying Party" for purposes of this Section 9.7), which notice shall also contain a request that the Indemnifying Party satisfy such claim or defend the Indemnified Party against such claim. Upon receipt of such notice, the Indemnifying Party shall have the right, without limiting any indemnity obligation hereunder except as to the costs of defending the claim, to contest and defend against such claim in good faith and at its own expense through counsel of its own choosing, and the Indemnified Party shall cooperate in such defense of the claim. The Indemnified Party may further participate in such defense of the claim at its own expense. In the event the Indemnifying Party shall fail to satisfy or diligently contest and defend any such claim, then the Indemnified Party shall have the right, but not the obligation, to take such action as it deems appropriate to defend, contest, settle, or compromise any such claim or liability, and the Indemnifying Party shall indemnity and hold harmless the Indemnified Party from all costs, fees, claims, and liabilities, including resulting reasonable attorneys' fees actually incurred.

10. USE OF PREMISES

10.1 The Property shall be used only for residential and commercial purposes.

11. BOOKS AND RECORDS

11.1. <u>Owner's Records.</u> All books, records, and reports prepared by Management Company for or in connection with the operation of the Property shall be Owner's property, except as described below, provided that Management Company may make such copies thereof, during or after the term hereof, as may be reasonably required for the performance of Management Company's duties, for any of Management Company's tax and reporting purposes and for purposes of calculating Management Company's compensation and reimbursement rights hereunder.

11.2. <u>Owner's Information Proprietary.</u> All such records, books, and reports of the Property and Owner are confidential and proprietary. Management Company shall exercise commercially reasonable efforts to maintain the confidentiality of Owner's records; provided, however, Owner shall not prevent Management Company from disclosing information as may be required (a) for Management Company's tax and tax reporting purposes, (b) to enforce this Agreement, (c) to any governmental authority having regulatory jurisdiction over the Property or Management Company or pursuant to order of legal process of any court or other governmental authority, (d) in conjunction with any legal action to which Management Company is made a party arising out of or related to this Agreement, or (e) in the course of consultation of Management Company's legal, financial, or other advisers.

11.3. <u>Use of Trade Names, Trademarks and Service Marks.</u> Management Company may use any and all trade names, trademarks and service marks of Owner or Management Company that relate to the Property in connection with the services or otherwise with respect to the operations and management of the Property.

11.4. <u>Examination of Books and Records.</u> Owner, and Owner's designees, shall have the right, at Owner's sole cost and expense, to examine and copy, with reasonable prior notice, the books and records maintained by Management Company to the extent they pertain to the Property and are relevant to Management Company's obligations hereunder. If any audit conducted by Owner reveals an under reporting or over reporting of income in the final reports provided to Owner for a particular fiscal year, which error exceeds an amount equal to five percent (5%) of the net operating income for the Property for that fiscal year, Management Company will reimburse Owner for the reasonable cost of the audit for that fiscal year.

12. MISCELLANEOUS

12.1. <u>Non-Assignment by Management Company</u>. Management Company shall not, without the prior written consent of Owner, assign its rights or delegate its duties under this Agreement.

12.2. <u>Inspection.</u> Owner, or Owner's representative, shall have the right to inspect the Property at any reasonable time.

12.3. <u>Notice.</u> All notices, requests, demands, and other communications required or permitted to be given under this instrument shall be in writing and shall be conclusively deemed to have been duly given or delivered, as the case may be, (i) when hand delivered to the addressee; (ii) three (3) business days after having been sent by certified mail, postage prepaid return receipt requested; or (iii) one (1) business day after having been deposited, properly addressed and prepaid for guaranteed next-business-day delivery, with a nationally-recognized overnight courier service (e.g., UPS, FedEx, or U.S. Express Mail). All such notices, requests, or demands shall be addressed as set forth below, or to such other address as a party may from time to time designate by notice given to the other party(ies); provided, however that no party may require notice be given or delivered to more than two (2) addresses. Any time period following notice shall commence on the date of such delivery. Rejection or other refusal to accept or inability to deliver because of change of address as to which no notice has been given shall constitute receipt of any such notice, demand or request.

12.4. Mediation and Arbitration. If any dispute arises between the parties concerning the meaning or intent of any provision of this Agreement or as to the performance of any undertaking hereunder, at the written request of either party such dispute shall be submitted to non-binding mediation in which the parties will participate in good faith. Any dispute that cannot be settled by mediation shall be decided by arbitration to be conducted in Guilford County, North Carolina, in accordance with the then prevailing commercial arbitration rules of the American Arbitration Association. All determinations made in any such arbitration proceeding shall be final and conclusive upon all parties; and judgment incorporating such determinations may be entered in any court of competent jurisdiction.

12.5. Attorneys' Fees. If any legal action or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of the Agreement, the successful or prevailing party shall be entitled to recover reasonable attorneys' fees and other costs incurred in said action, arbitration or proceeding, in addition to any other relief to which it or he may be entitled.

12.6. Time of Essence. Time is of the essence in this Agreement.

12.7. Severability. In the event any provision hereof shall be modified or held ineffective by any court in any respect, such adjudication shall not invalidate or render ineffective the balance of the provisions of this Agreement.

12.8. Remedies in Equity. The parties agree that the responsibilities, rights, and obligations hereunder will be enforceable by specific enforcement, it unction, or other equitable remedy, as well as at law or otherwise.

12.9. Venue. The parties agree that the state and federal courts located in Guilford County, North Carolina, shall have exclusive jurisdiction over any suit or action to specifically enforce the provisions of this Agreement or for the enforcement of arbitration awards pursuant to Section 12.4, and hereby waive any objection to the exercise of such jurisdiction or to Guilford County, North Carolina as the exclusive venue of such proceedings.

12.10. Entire Agreement. This Agreement contains the entire agreement of the parties hereto with respect to the management, operation, sales and marketing of the Property.

12.11. Riders. The parties may adopt in writing such modifications as the parties may mutually agree from time to time, which shall, upon execution, become a part of this Agreement by reference and incorporation.



12.12. <u>Successors.</u> This Agreement shall be binding upon the successors and permitted assigns of the Management Company and of Owner.

12.13. <u>Governing Law</u>. This Agreement shall be governed by the laws of the State of North Carolina.

12.14. <u>Good Faith.</u> The parties to this Agreement shall at all time act in good faith with respect to the obligations and matters described herein.

SIGNATURES ON THE FOLLOWING PAGE

IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

MANAGEMENT COMPANY:

Carlisle Residential Properties, Inc.

By: Eileen F Soles
Name: Eileen F Soles
Title: CFO

OWNER:

By: Justin Fraser
Name: Justin Fraser
Title: Asset Manger

EXHIBIT A

<u>LEGAL DESCRIPTION OF THE PROPERTY</u>